Exhibit 99.1

Quhuo to Hold 2021 Annual General Meeting on October 29, 2021

BEIJING, 23, 2021 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading tech-enabled workforce operational solution platform in China, today announced that it will hold its 2021 annual general meeting of shareholders at 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on October 29, 2021, at 10:00 a.m. (local time).

The proposals to be submitted for shareholders’ approval at the annual general meeting include (1) the ratification of the appointment of Ms. Wenting Ji as a director of the board of directors of the Company (the “Board”), and (2) the ratification of the appointment of Ernst & Young Hua Ming LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2021. The Board has fixed September 24, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media inquiries, please contact:

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com